UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, May 11, 2017

In April 2017

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.5 MILLION

PASSENGERS

In April 2017, Avianca Holdings and its subsidiaries carried 2,511,934 passengers, a 12.5%

increase over the same period in 2016

In April, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,511,934 passengers, an increase of 12.5% compared to April 2016. Capacity, measured in ASKs (available seat kilometers), increased 9.8%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 19.3%. The load factor for the month was 81.5%, an increase of 650 bps compared to the same period of 2016.

Domestic markets in Colombia, Peru and Ecuador

In April, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,454,677 travelers, up 7.9% compared to April 2016. Capacity (ASKs) increased 0.7% while passenger traffic (RPKs) increased 8.5%. The load factor for the month was 78.8%, an increase of 570 bps compared to the same period of 2016.

International markets

In April, the affiliated airlines of Avianca Holdings transported 1,057,257 passengers on international routes, up 19.4% compared to April 2016. Capacity (ASKs) increased 12.3%, while passenger traffic (RPKs) increased 22.2%. The load factor for the month was 82.2%, an increase of 670 bps when compared to the same period of 2016.

Operational Statistics	apr-17	apr-16	Δ YOY		YTD 2017	YTD 2016	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,512	2,233	12.5%		10,033	9,365	7.1%
ASK (mm)[2]	4,139	3,769	9.8%		16,319	15,273	6.9%
RPK (mm)[3]	3,374	2,827	19.3%		13,346	11,888	12.3%
Load Factor[4]	81.5%	75.0%	6.5	pp	81.8%	77.8%	4.0	pp

Domestic Market
PAX (K)[1]	1,455	1,348	7.9%		5,842	5,657	3.3%
ASK (mm)[2]	818	813	0.7%		3,278	3,293	-0.4%
RPK (mm)[3]	645	594	8.5%		2,620	2,524	3.8%
Load Factor[4]	78.8%	73.1%	5.7	pp	79.9%	76.7%	3.2	pp

International Market
PAX (K)[1]	1,057	885	19.4%		4,190	3,708	13.0%
ASK (mm)[2]	3,321	2,956	12.3%		13,041	11,980	8.9%
RPK (mm)[3]	2,729	2,233	22.2%		10,726	9,363	14.6%
Load Factor[4]	82.2%	75.5%	6.7	pp	82.2%	78.2%	4.0	pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or the “Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name:	Renato Covelo
Title:	Vice President Senior General Counsel